AGILETHOUGHT, INC.

222 W. Las Colinas Blvd. Suite 1650E

Irving, Texas 75039

December 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	AgileThought, Inc.
Registration Statement on Form S-1
File Number 333-261425

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AgileThought, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m. Eastern time on December 21, 2021, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling Jennifer J. Carlson at 650-331-2065.

Please telephone the undersigned (at 954-270-5494) or Jennifer J. Carlson (at the number set forth above) if you have any questions with respect to the foregoing.

* * *

Very truly yours,

AGILETHOUGHT, INC.

By:	/s/ Diana Abril
	Name:	Diana Abril
	Title:	Chief Legal Officer

cc:	Manuel Senderos Fernandez, AgileThought, Inc.
Jennifer J. Carlson, Mayer Brown LLP